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REGISTERED FOREIGN LAWYERS
ANDREW L. FOSTER (NEW YORK)
Z. JULIE GAO (CALIFORNIA)
BRADLEY A. KLEIN (ILLINOIS)

April 9, 2018

VIA EDGAR

Ms. Barbara C. Jacobs

Ms. Folake Ayoola

Mr. Craig Wilson

Ms. Melissa Walsh

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HUYA, Inc. (CIK No. 0001728190)

Registration Statement on Form F-1

Dear Ms. Jacobs, Ms. Ayoola, Mr. Wilson and Ms. Walsh:

On behalf of our client, HUYA, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on March 14, 2018.

Securities and Exchange Commission

April 9, 2018

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated April 2, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s prompt review of this filing to allow the Company to meet its timeline.

Prospectus Cover Page

1.	Please revise to discuss Tencent’s significant ownership interest and voting power in the company.

In response to the Staff’s comments, the Company has revised the disclosure on the prospectus cover page .

Risk Factors

If we fail to maintain an effective system of internal control over financial reporting..., page 31

2.	We note your revised disclosure in response to prior comment 6 indicating that you will be required to include a report of management on your internal control over financial reporting in your annual report on Form 20-F beginning with your annual report for the fiscal year ending December 31, 2018. Considering that this annual report will likely be your first required annual report, management’s annual report on internal control over financial reporting will not yet be required. Please revise accordingly. Refer to Instruction 1 to Item 308 of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure on page 31 of the Registration Statement.

Our dual-class share structure with different voting rights...., page 55

3.	Please clarify the concentration of ownership of Tencent in the Class B common stock.

Securities and Exchange Commission

April 9, 2018

In response to the Staff’s comments, the Company has revised the disclosure on page 55 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Specific Factors Affecting Our Results of Operations, page 85

4.	You indicate in your response to prior comment 8 that you have disclosed the average mobile MAUs for each period presented. However, we note that you have only disclosed this metric for the fourth quarter of the respective years. As previously requested, please disclose this metric for each of the two years in the period ended December 31, 2017.

In response to the Staff’s comments, the Company has revised the disclosure on page 85 of the Registration Statement.

5.	We note from your response to prior comment 8 that you believe that certain of the identified metrics do not directly correlate with your performance. However, key metrics that management uses to manage the business that would be material to investors should, nevertheless, be disclosed and analyzed. In this regard, you specify performance metrics on page 117 and throughout your filing that support your competitive strengths contributing to your success. We further note these metrics have been presented as if necessary to understand and evaluate the size and dominance of your business and they contribute to the specific factors and trends affecting your results of operations discussed on page 85. For each of the years presented, you should also disclose the average DAUs, average mobile DAUs, total number of active broadcasters, and total and mobile average daily time spent per active user that are necessary for an understanding and evaluation of your company. Refer to Part I, Item 5.D. of Form 20-F and Section III.B of SEC Release 33-8350.

In response to the Staff’s comments, the Company has revised page 85 of the Registration Statement to include average MAUs, average mobile MAUs, average daily time spent on our mobile app per mobile active user and total number of active broadcasters in the periods presented.

With respect to the average DAUs, average mobile DAUs and total average daily time spent per active user, the Company does not believe they are the key operating metrics for reasons stated in the response letter submitted on March 14, 2018. The Company has deleted the reference to DAUs, average mobile DAUs and total average daily time spent per active user from the entire Registration Statement.

Results of Operations, page 87

Securities and Exchange Commission

April 9, 2018

6.	We note your revised disclosure in response to prior comment 10. Please further revise to ensure that you fully explain and quantify the reasons for material changes in your results of operations. For example, please explain how the larger user base and conversions of more users to paying users resulted in a decrease in revenue sharing fees and content costs expressed as a percentage of license fee revenue. Specifically address any impact of changes in your revenue share ratio, in light of your investment in attracting and retaining popular broadcasters and talent agencies and enriching quality content offerings as noted from your disclosure on page 85. In addition, provide a qualitative and quantitative explanation for the factor(s) other than the decrease in share-based compensation that contributed to the decline in research and development expenses.

In response to the Staff’s comments, the Company has revised the disclosure on pages 89 and 90 of the Registration Statement.

Liquidity and Capital Resources, page 94

7.	Please revise to discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on liquidity or capital resources or that would cause reported financial information to not necessarily be indicative of future financial condition. In this regard, you should address the share subscription agreement with Linen Investment Limited, a wholly-owned subsidiary of Tencent, on March 8, 2018. Refer to Part I, Item 5.D. of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure on page 94 of the Registration Statement.

Business, page 116

8.	We note the selected quarterly results of operations added on page 92. To the extent that seasonality has a material impact, such as on your financial results and/or metrics, please include a description of the seasonality of your business. In this regard, we note from the question-and-answer session of YY Inc.’s fourth quarter and fiscal year 2017 earnings call that the fourth quarter is low season for Huya. Refer to Part I, Item 4.B.3 of Form 20-F.

The Company respectfully advises the Staff that as the Company is at a relatively early stage of development and the Company’s business is rapidly growing, its financial results have not been materially impacted by seasonality. The Company has revised the disclosure on page 93 of the Registration Statement to clarify.

Securities and Exchange Commission

April 9, 2018

Report of Independent Registered Public Accounting Firm, page F-2

9.	The “Opinion on the Financial Statements” should make clear what the term “Company” refers to throughout the audit report. Refer to PCAOB Standard, AS 3101, Appendix B.

The Company notes the Staff’s reference to the illustrative report within PCAOB Standard, AS 3101AS 3101, Appendix B. The Company has discussed the item with our independent registered public accountant, PricewaterhouseCoopers Zhong Tian LLP (“PwC”), and notes that the PCAOB does not require “the Company” to be defined in its ARM document (see AS 3101.4-.10). Accordingly, while the Company acknowledges that “the Company” is defined in the PCAOB illustrative report, it is not a required element within the report when there is no doubt as to which entity is being addressed by the audit opinion. PwC’s view is that the audit report, as worded, is compliant. However, PwC does not object to the Staff’s request and has included a reference to “the Company” in the audit report that is included in the Registration Statement.

Consolidated Balance Sheets as of December 31, 2016 and 2017, page F-3

10.	We note from your disclosure of subsequent events on page F-53 that, upon closing of the transaction with Tencent, you adopted a dual voting structure and redesignated your ordinary shares and preferred shares. If applicable, revise to give retroactive effect in financial statements for this change in capital structure. Refer to SAB Topic 4C. In addition, tell us how your disclosures related to the resulting division of ordinary and preferred shares comply with ASC 505-10-50-3. Please advise or revise.

In response to the Staff’s comment, the Company has revised the presentation for the change of capital structure upon the closing of series B financing transaction to reflect the retroactive effect in page F-4 of the Registration Statement. Accordingly, the subsequent division of ordinary shares and series A preferred shares have been supplemented in Note 16 Ordinary Share and Note 17 Redeemable convertible preferred shares, respectively, which is consistent with what has been disclosed in Note 23 subsequent events.

Notes to the Consolidated Financial Statements

Note 2. Principal accounting policies

(dd) Recently issued accounting pronouncements, page F-33

11.	You indicate that you are in the process of evaluating the impact of the adoption of ASU 2015-02. This update was effective for fiscal years and interim periods within those fiscal years beginning after December 31, 2015. Refer to ASC 810-10-65-7. Please revise accordingly.

The Company has adopted ASU 2015-02 for the track record periods and in response to the Staff’s comment, the Company has accordingly removed the discussion of ASU 2015-02 in section of recently issued accounting pronouncements in page F-33 of the Registration Statement.

Note 23. Subsequent events, page F-53

12.	Please revise to ensure that your disclosure addresses all of the pertinent rights and privileges of the securities outstanding upon the

Securities and Exchange Commission

April 9, 2018

adoption of your dual voting structure and the issuance of the Series B-2 redeemable convertible preferred shares. In addition, please clarify the nature of the business cooperation agreement entered into with Tencent as well as the financial effect of the business cooperation agreements entered into with Tencent and with YY. Refer to ASC 855-10-50-2.

In response to the Staff’s comment, the Company has accordingly updated all of the relevant pertinent rights and privileges of the securities outstanding upon the adoption of the dual voting structure and the issuance of the series B-2 redeemable convertible preferred shares in Note 23 a) in page F-53 of the Registration Statement. In addition, the nature and financial effect of business cooperation agreements entered into with Tencent and with YY has been expanded to some extent in Note 23 b), c) & d) in page F-54 of the Registration Statement.

General

13.	We note your response to our prior comment 22. Please revise footnote 1 in the inside front cover artwork of the prospectus to indicate that the Frost & Sullivan report was commissioned by the company.

In response to the Staff’s comments, the Company has revised footnote 1 in the inside front cover artwork of the Registration Statement.

Securities and Exchange Commission

April 9, 2018

*    *    *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Alex Chan, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-20-3819-2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Rongjie Dong, Chief Executive Officer and Director, HUYA Inc.

Dachuan Sha, Chief Financial Officer, HUYA Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP